For more information contact:	PRESS RELEASE
Investor Relations Jeff Corbin / Marybeth Csaby KCSA Strategic Communications (212) 896-1214 / 1236 jcorbin@kcsa.com / mcsaby@kcsa.com

Tikcro Technologies Announces 2011 Annual General Meeting

TEL AVIV, Israel, November 25, 2011– Tikcro Technologies Ltd. (OTCBB: TIKRF) today announced that its Annual General Meeting of Shareholders will be held on December 29, 2011 at 3:00 p.m. Israel time, at the Company's offices, 126 Yigal Allon Street, Tel Aviv, Israel.

The agenda of the meeting is as follows:

(1)	reelection of Eric Paneth and Izhak Tamir to the Board of Directors;

(2)	reappointment of Kost, Forer, Gabbay and Kasierer, a member of Ernst & Young, as independent auditors; and

(3)	approval of amendments to the Company’s Articles of Association;

(4)	approval of a form of amended indemnification letter in favor of directors; and

(5)	consideration of audited financial statements for the year ended December 31, 2010.

Items 1- 4 require the approval of a simple majority of the shares voted on the matter.  Item 5 will not involve a vote of the shareholders. The record date for the meeting is November 29, 2011. Tikcro will send its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter.

About Tikcro Technologies:

Tikcro has holdings in BioCancell Therapeutics, Inc., a clinical-stage biopharmaceutical company operating in the area of cancer treatment. BioCancell's leading drug, BC-819, is a double stranded DNA plasmid construct that incorporates the gene for diphtheria toxin (DTA) under the regulation of the promoter sequence for H19 gene. Pursuant to U.S. FDA approved protocols, BioCancell concluded a phase I/IIa clinical trial for the treatment of pancreatic cancer and is conducting a phase IIb clinical trial for the treatment of superficial bladder carcinoma cancer and a
Phase I/IIa clinical trial for the treatment of ovarian cancer.

For more information, visit Tikcro website at www.tikcro.com.